UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

tronc, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89703P107
(CUSIP Number)

California Capital Equity, LLC
Attn: Patrick Soon-Shiong
9920 Jefferson Boulevard
Culver City, California 90232
(310) 836-6400

With a Copy to:

Philip Richter
Brian Mangino
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	13D/A

1	NAMES OF REPORTING PERSONS
California Capital Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
7,650,000 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,650,000 shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89703P107	13D/A

1	NAMES OF REPORTING PERSONS
Nant Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
7,650,000 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,650,000 shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89703P107	13D/A

1	NAMES OF REPORTING PERSONS
Patrick Soon-Shiong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,093,619 (See Item 5)

	8	SHARED VOTING POWER
7,650,000 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
1,093,619 shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,743,619 shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 6 amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2016, as amended by amendment no. 1 to Schedule 13D filed with the SEC on November 23, 2016, amendment no. 2 to Schedule 13D filed with the SEC on March 22, 2017, amendment no. 3 to Schedule 13D filed with the SEC on March 28, 2017, and amendment no. 4 to Schedule 13D filed with the SEC on April 5, 2017, and amendment no. 5 to Schedule 13D filed with the SEC on April 6, 2017 by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.01 per share (“Common Stock”) of tronc, Inc., a Delaware corporation (formerly known as Tribune Publishing Company, the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”).

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference into this Amendment.

Percentages are based on 33,700,016 shares of Common Stock issued and outstanding as of January 29, 2018 as disclosed by the Company in Exhibit 2.1 to the (first) Current Report on Form 8-K of the Company filed by the Company on February 7, 2018 (the “Form 8-K”), plus 1,913,438 shares of Common Stock issued by the Company on February 6, 2018 as disclosed in the Form 8-K.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On February 7, 2018, Nant Capital entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), with the Issuer pursuant to which Nant Capital agreed to purchase from the Issuer all of the outstanding equity interest of a new company (“Newco”) that will hold the Los Angeles Times, the San Diego Union-Tribune and various other titles in Issuer’s California news group for an aggregate purchase price of $500 million in cash, plus the assumption of $90 million in unfunded pension liabilities. Nant Capital has received an equity commitment from Dr. Patrick Soon-Shiong for the full amount of the cash purchase price. The foregoing description of the Purchase Agreement and the transaction contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which is included as Exhibit 5 hereto and is incorporated herein by reference.

In addition, as previously disclosed in the Schedule 13D filed by the Reporting Persons on June 8, 2016, NantWorks, LLC (“NantWorks”), an affiliate of the Reporting Persons, was finalizing terms with the Issuer for a co-exclusive, non-transferable, fee-bearing license pursuant to which the Issuer would receive access to over 100 machine vision and artificial intelligence technology patents for news media applications as well as access to and use of studio space made available by NantStudio, LLC, a subsidiary of NantWorks. While a more definitive agreement was not finalized, NantWorks and the Issuer entered into a Binding Term Sheet on May 22, 2016 (the “Binding Term Sheet”), which provides that if the parties do not execute a more definitive agreement within a reasonable time, then the Binding Term Sheet will be enforceable against both parties, but is contingent upon Tribune Media approval. In connection with these transactions, pursuant to the Binding Term Sheet, the Issuer was to issue to NantStudio, LLC 333,333 shares of Common Stock, which shares would be beneficially owned by the Reporting Persons. Pursuant to the terms of the Purchase Agreement, the Binding Term Sheet will terminate upon the consummation of the transactions contemplated by the Purchase Agreement.

The Reporting Persons reserve the right to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, purchasing or otherwise acquiring additional securities of the Issuer (subject to any contractual or other limitations that may current exist), selling or otherwise disposing of any securities of the Issuer beneficially owned by the Reporting Persons, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of, among other things, the investment strategy of the Reporting Persons, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Nant Capital beneficially owns, in the aggregate, 7,650,000 shares of Common Stock, representing approximately 21.5% of the outstanding Common Stock of the Issuer. CalCap and Dr. Patrick Soon-Shiong may be deemed to beneficially own, and share with Nant Capital the power to vote and direct the vote, and the power to dispose or direct the disposition of, the 7,650,000 shares of Common Stock.

Dr. Soon-Shiong also beneficially owns 1,093,619 shares of Common Stock. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,093,619 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 8,743,619 shares of Common Stock, representing 24.6% of the outstanding Common Stock of the Issuer.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following:

The information regarding the Purchase Agreement set forth in Item 4 above is incorporated herein by reference in response to Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

The following documents are filed as Exhibits to this Schedule 13D:

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).

2
Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001¬36230) filed with the SEC on May 23, 2016).

3
Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4
Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on March 22, 2017).

5
Membership Interest Purchase Agreement, dated February 8, 2018, by and among Nant Capital and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8K filed by the Issuer on February 7, 2018).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

NANT CAPITAL LLC

By: /s/ Charles Kenworthy
Its: Manager

CALIFORNIA CAPITAL EQUITY, LLC

By: /s/ Charles Kenworthy
Its: Manager

PATRICK SOON-SHIONG

By: /s/ Patrick Soon-Shiong

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).

2
Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001¬36230) filed with the SEC on May 23, 2016).

3
Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4
Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on March 22, 2017).

5
Membership Interest Purchase Agreement, dated February 8, 2018, by and among Nant Capital and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8K filed by the Issuer on February 7, 2018).